Filed Pursuant to Rule 433

Registration No. 333-223828

Dated September 28, 2018

Motorola Solutions, Inc.

$200,000,000 4.600% Senior Notes due 2028

Final Term Sheet

Issuer:	Motorola Solutions, Inc.
Title of Security:	4.600% Senior Notes due 2028 (the “2028 Notes”)
Ratings:	Moody’s: Baa3 (negative) S&P: BBB- (negative) Fitch: BBB- (stable)
Trade Date:	September 28, 2018
Settlement Date:

October 5, 2018 (T+5)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in “T+5”, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

Aggregate Principal Amount:	$200,000,000
The notes offered hereby are an additional issuance of Motorola Solutions, Inc.’s 4.600% Senior Notes due 2028 of which Motorola Solutions, Inc. issued an initial $500,000,000 aggregate principal amount (the “existing notes”) on February 23, 2018. The 2028 Notes and the existing notes will be treated as part of a single series for all purposes under the indenture governing the 4.600% Senior Notes due 2028. The 2028 Notes will be fungible with the existing notes immediately upon issuance. Upon the issuance of the 2028 Notes, the aggregate principal amount of the existing notes and the 2028 Notes will be $700,000,000.

Maturity Date:	February 23, 2028
Coupon:	4.600%
Issue Price:	97.75% of principal amount plus an aggregate of $1,073,333.33 of accrued interest from August 23, 2018
Benchmark Treasury:	2.875% due August 15, 2028
Benchmark Treasury Price and Yield:	98-17+; 3.046%
Spread to Benchmark Treasury:	T + 185.5 basis points
Yield to Maturity:	4.901%
Interest Payment Dates:	Semi-annually in arrears on February 23 and August 23, commencing February 23, 2019
Optional Redemption:

At any time prior to November 23, 2027 (3 months prior to the stated maturity of the notes), at the greater of a price of 100% or at a discount rate of Treasury plus 25 basis points

On or after November 23, 2027 (3 months prior to the stated maturity of the notes), at a price of 100%

CUSIP:	620076BL2
ISIN:	US620076BL24
Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Managers:

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

BTIG, LLC

Loop Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in addition to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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